

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Charles E. Coppa
Chief Financial Officer
American Power Group Corporation
7 Kimball Lane, Building A
Lynnfield, Massachusetts 01940

  Re: American Power Group Corporation
    Post-effective Amendment No. 2 to Form S-1
    Filed April 22, 2014
    File No. 333-181773

Dear Mr. Coppa:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that although the prospectus included in the post-effective amendment has been in use for more than nine months since the effective date of the previous post-effective amendment and the last set of audited financial statements contained therein were more than 16 months old, you had not previously updated the audited financial statements as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please advise whether any offers or sales were made using the prospectus during the period in which the audited financial statements were not current. If so, please provide us with a legal analysis addressing your compliance with Sections 5 and 10(a)(3) of the Securities Act.

2. We note that the consent of your auditors filed as Exhibit 23.1 is dated April 22, 2013, when it appears that it should be dated April 22, 2014. Please provide an updated consent from your auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director